INVEST IN **NAVISYO**

Dedicated to connecting boat owners with new world travelers around the globe





ALEXANDER MICHAELS
CEO / FOUNDER
navisyo

navisyo.com Miami Beach FL

Technology | Social | Marketplace | Social Impact | 500 Startups

LEAD INVESTOR

Ike Stranathan CEO, STAFFVIRTUAL

Alexander possesses firsthand, multicultural business experience across three continents. He has succeeded time and time again in various, challenging entrepreneurial endeavors. His bakery in the Philippines was in the ground floor of my building, and everything was done to the highest standards. He seizes opportunities by peering through the lenses of each country's unique business culture. Alexander is also a highly detailed manager who believes that long-term planning is key to successful execution of any project. He is one of those rare people that has lived and worked for decades in both the Western and Eastern world. He can bridge cultural gaps flawlessly and succeed virtually anywhere he goes. If you have a chance to work or invest in Alexander - I suggest you take it. I've never met someone with more experience, or a bigger worldwide business network. That is why when given this rare opportunity to become a Lead Investor in Navisyo, I didn't

OVERVIEW DETAILS UPDATES 10 WHAT PEOPLE SAY 142 ASK A QUESTION 12

Highlights

1. Online revenue sharing platform with minimal service fees (12-18%) offering unmatched boat offers
2. Starting from year 1 - potential company gross annual revenue of $1.4m
3. Recreational boating is projected to grow from $26.7 billion in 2019 to $33.8 billion by 2027
4. Signed partnerships with marinas and licensing sales projected to begin 1st quarter 2021
5. Unique go-to-market powered by a 1% lifetime commission on all bookings made by referred travelers
6. Exclusive licensing rights starting at $10,000 - 40,000 with 3% lifetime commissions per booking
7. Navisyo's offering is now officially insured by the TigerMark insurance policy backed by AXA XL

Our Team

Alexander Michaels Founder

Alexander is a recognized international speaker & founder of multiple successful companies worldwide. From signature French restaurant chains & advertising ventures to network marketing & social media solutions, Alexander is a serial entrepreneur.

> Navisyo is not just another project. It was born out of a passion for the seas and fueled by the sincere desire to make the world a more enjoyable, healthier and safer place. We also believe in an environment-friendly approach to business by giving back to the marine world and its communities.

Jorge Rivas Vice President of Global Development

A key aspect of Jorge's role lies in strategic development & revenue growth. His objective is to develop strategies for future launches and implement sustainable plans for Navisyo's growth, by drawing on creative key partnership opportunities.

 **Lucie Nightingale** Project Manager & Partner

By the age of 22 years old, Lucie had already traveled to more than 40 countries & booked over a thousand stays. Her role, as Project Manager, is to oversee functionalities and to continually improve the user experience within the Navisyo market.

 **Roberto Lauria** Vice President Travel Publicist

Roberto Lauria comes from a multicultural background and he has worked for numerous large professional organizations, in the technology and tourism sector. Roberto is fluent in German, English, Greek and Italian.

 **Patrick Moyal** Chief Financial Advisor

Patrick is the owner of a successful accounting firm, in South Florida, with 40+ years experience in the financial world. Patrick will help steer Navisyo towards its goals by providing his expertise and support on all accounting and financial issues.

 **David Aldrich** Country Manager for North America

David is a marine industry professional specializing in the North American market. David possesses a wealth of experience and solid contacts with other professionals in the industry. He is passionate about all aspects of business development.

 **Liliana Pham** Creative Director

Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company. She is a dedicated and dynamic designer creating inspiring designs.

 **Seth Schlessel** Attorney / Legal Counsel

Experienced attorney specialized in helping startup companies set sail. Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help Navisyo grow.

Navisyo - The Story



Navisyo was conceived, during a self-reflective and inspiring voyage on the seas, when our founder underwent a personal 'awakening' and decided to share with the world his new found passion for the simple, yet powerful, benefits that Mother Nature's waterways can offer humanity - if we allow ourselves the chance to truly reconnect with her natural healing environment.

During this restorative journey, Alexander also discovered that there are thousands of boaters around the world right now, who are painfully struggling on their 'sailing kitty' and who would welcome the opportunity to turn their unique lifestyles and costly passion into a sustainable income.

The Navisyo concept was henceforth born

Navisyo was created with the primal desire to connect both of these worlds and change the unfounded perception that recreational boating is mostly for the 'rich and famous' by allowing committed boat owners to exclusively open up beds and/or shared spaces on their boats to eager travelers, looking for different ways to travel and who wish to experience a 'boater's dream' without the inhibiting costs - all whilst being able to earn lifetime commissions, themselves , every single time they share the concept with like-minded people.


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How it Works

The Navisyo platform will allow the world to sign up for free and join the dynamic and trusted Navisyo community. New community members will then be able to search for, or post, budget-friendly boat offers through three distinguishable options:

1. **Floatel** stays (entire boat or cabin accommodations) in selected marinas, private docks or moorings, around the world, with or without the boat owners on board.

3. **Voyage** opportunities to share an authentic journey, from point A to point B, on all waterways, with the boat owners.

5. **Event** spaces on a boat, whether for private or corporate celebrations, as a fun alternative to standard venues

6.

7. In addition to our territorial community forums, focused on connecting people through panel discussions and shared authentic experiences, we will also fully implement a traveler/boater dual review infrastructure as well as the highly coveted "5-star review" system.

8.

10.

14. **A Sustainable Profit Sharing Business Model for a Win-Win**

Our open source business model was partly inspired by both 'Airbnb' and 'BlaBlaCar', two of the world's leading disruptive innovators in the people-to-people marketplace, also known as a two-sided platform.

However, Navisyo clearly distinguishes itself, from all others, by approaching the marketplace with a genuine appeal to our sense of humanity and altruism, by engaging the masses and sharing company revenues with our open source community, thus allowing each of our members a chance to be part of an exciting and prosperous future!

Our vision, to unite, share and prosper together in making boating affordable and accessible to one and all, is grand and with this comes a great responsibility for transparency, authenticity, integrity and humility.

Navisyo will not be a faceless, online brokerage platform but intends to redefine the world of travel, by harnessing the power of human connections and real-life experiences, within a community, unlike any other, driven by:

- Our motto of 'keeping it authentic" for a true win-win experience for all
- Our minimal online service fees projected to be between 12% to 18% depending on the territory
- Our straightforward 1% lifetime commission awarded to our Ambassadors for all bookings made by referred travelers - free, without qualifying criteria or having to reach quotas
- Our global Key Partner licensing program which will generate a straightforward 3% lifetime commission for all bookings made with the registered boat owners within an exclusive territory
- Our powerful go-to-market strategy for each individual territory -

through live events, workshops, coaching seminars and webinars conducted by the founder himself

- Our territory specific online community forums where travelers and boat owners will be able to share real-life experiences and offer recommendations to the Navisyo community

- Our dedicated team of experienced professionals with combined talents in the travel, hospitality and boating industries

- Our field assistance, guidance and support to all our boat owners during the recruitment process in order to help them individually tailor realistic and authentic boat offers for the Navisyo community

- Our strategic partnerships with leading social media networks/apps, online travel booking platforms and marinas all over the world

- Our visually beautiful, intuitive and user-friendly front-end web design, accompanied by a powerful back-end fully scalable structure

1. Our love for the oceans and it's marine life - we are fully committed to giving back to marine protection and conservation through educational programs and financial support

Here Ike Stranathan's personal message to all potential investors.



The Covid-19 Crisis - A Window of Opportunity

As our company is being launched, the worldwide travel industry is experiencing a historic downfall and the greatest recession mankind has ever faced. Although the Covid-19 crisis has disrupted an entire world economy, we also know that the leisure travel segments will never disappear - but future travel trends will have to be adapted to the wants and needs of this new world.

The recreational boating industry, being an important part of this world economy, has not been spared and will now need innovative and customized solutions to remedy the financial crisis they have experienced and will continue facing.

This is exactly why the timing for Navisyo is pertinent and offers a unique window of opportunity in addressing many of the problems this pandemic will leave behind:

- Travelers whose past travel plans have been disrupted, will now seek more affordable, more accessible and more sensible travel options, as a means to escape and heal from this impasse - in a more natural and isolated environment, thus a safer and healthier one, which is exactly what the boating world provides.

- Millions of boat owners and chartering companies with large unused inventory will now, more than ever, welcome additional income from this open source community, which will in turn allow them to keep their boats and uphold their passion and lifestyles.

- Navisyo will also be committed in providing boat owners with the necessary up-to-date technology and the required field assistance training for all the necessary precautionary cleaning measures and protocols, set forth by the latest pandemic.

- Healthy oceans are critical in sustaining lives, eliminating poverty and promoting prosperity. The time has come to turn our words into actions by supporting world initiatives to combat marine litter, conserve and manage marine environments and protect marine life. It is with this purpose, that we are fully committed to attributing a part of our profits to marine conservation. Further research is required, in order to find the right organisations, however, a serious first contender would be the non-profit organisation www.plasticocean.org



What we have achieved so far…

- December 2019: Navisyo concept is created

- January 2020: market study, business plan and financial projections completed

- February 2020: website design and development commences

- April 2020: Navisyo sets up an LLC in the state of Florida

- June 2020: brand development and logo creation

- June 2020: creation of all promotional eBrochures and program marketing tool kits

- July 2020: promotional video completed in two languages (English and Spanish)

- August 2020: full global insurance coverage proposal from Lloyds Group

- August 2020: first Key Partners identified for our territories in the U.S., Spain/Portugal, France and Greece

- September 2020: desktop beta version completed in English and French (www.vimeo.com/470183284)

- October 2020: our Wefunder crowdfunding efforts begin

- November 2020: First strategical partnership and endorsement - Letter of Intent from a major marina group in Spain, https://www.grupodavila.es/ - with several more under negotiation.

- NAVISYO's offering is now officially insured by the TigerMark insurance policy backed by AXA XL, the 2nd largest commercial insurance company in the world!

Exciting updates which are sure to become major turning points in the Navisyo ascension will soon be unveiled…

  



Investing in Navisyo is EVEN safer



You're trusting in us now we want to back that up.

We bought an insurance product called TigerMark in conjunction with this offering



Navisyo investors enjoy a simple claims process to get your principal investment returned if a qualifying circumstance occurs
(See qualified circumstances in the policy summary.)
https://www.assurely.com/tigermark-summary-investor-2

Look for TigerMark™ on our offering page.

Real insurance. Real benefit.

EASY
Click-button, simple claims

FAST
Response to claim

NO COST
Investor does not pay for the policy

TIGER MARK™ **Backed by AXA XL,** the 2nd largest commercial insurance company in the world

In conjunction with Navisyo, we purchased TigerMark™ to benefit you. TigerMark™ is a tailor-made insurance product from Assurely and AXA XL that benefits investors participating in capital raising strategies such as equity crowdfunding and digital securities (STOs).

We get insurance we already need. You, the investor, get a simple, easy process to request your principal investment be returned if a qualifying circumstance occurs. (See qualified circumstances in the policy summary) https://www.assurely.com/tigermark-summary-investor-2

See the Navisyo Campaign on Wefunder

NOTICE: TIGERMARK IS AN INSURANCE POLICY WHICH CAN PAY TO AN INVESTOR UP TO 100% OF THEIR INVESTMENT IN THE EVENT OF A COVERED CLAIM. IT IS NOT, HOWEVER, A GUARANTEE OF PERFORMANCE OR A GUARANTEE OF INVESTOR RETURN.

www.assurely.com   www.wefunder.com/navisyo   info@navisyo.com

We are almost there! Our next steps...

Our Wefunder campaign target is to raise a minimum of $75,000 in order for us to go-to-market:

- pre-launch our official marketplace (first quarter 2021)

- pre-sell exclusive licensing agreements to all our early adopters for the initial launch territories (negotiations for several territories are currently underway)

- complete our beta version of the iOS & Android apps by March 2021

- determine our official pilot launch territory and provide assistance, training and onsite support to our key licensee partner by March 2021

- boat owner recruitments, onsite assistance and support for our pilot territory by April 2021

- go-to-market and launch of our pilot territory by May 2021

- deployment of all 11 remaining territories by May 2022 (although this exact number cannot be guaranteed due to the ongoing Covid crisis)

Our Go-to-Market Strategy

Navisyo's 'go-to-market strategy' will strongly draw on the founder's extensive network of highly valued assets - specialized in recruiting online users/members, who are more than eager to act as Navisyo Ambassadors and Influencers.

Upon reaching our minimum Wefunder campaign goal ($75,000), we aim to complete the Navisyo online market platform final desktop version, along with its mobile-friendly version. We also hope to start the sales of our exclusive Key Partner licenses for all of our initial start-up territories in the U.S., Spain, France, Italy and Greece. During the first year, exclusive licensing rights will be sold to our early adopters at a discounted fee ranging from 10,000 - 40,000 USD per territory, thus ensuring sustainable funding and support for upcoming territory launches. Several territories are currently under negotiation and we will carefully choose and strategically launch these, one at a time, in order to avoid a 'diluted market' situation. A minimum number of authentic boat offers per territory will be needed in order for us to go-to-market and launch a destination.

The Ambassador Program will then be deployed through a series of live events and online seminars - personally hosted by Alexander (Navisyo's founder), who has more than 10 years experience as a recognized motivational speaker. Millions of people will be exposed to the Navisyo concept in order to power up our user base and allow our early adopters to jump start their referral initiatives and/or secure their exclusive licensing rights, ahead of the program's first official launch.

It is projected that we will need $50,000 - $75,000 in order to officially go-to-market and launch our first pilot territory. Once this pilot territory is launched (projected in 3-6 months), every Navisyo member and/or partner will have the opportunity to immediately start sharing company revenues (6-9 months). These projections cannot be guaranteed.





Our Ambassador Rewards Program

Today, with the explosion of social media, an average person has over 5,000 social network connections which represents an incredible marketing opportunity for Navisyo, as each one of these individuals has a lot more power than they may think.

This is exactly why the Ambassador Rewards Program was created - in order to allow each member the chance to participate and forcefully contribute to Navisyo's expansion by earning a lifetime 1% commission per referred booking. Imagine if Airbnb had shared their success and revenue with the millions of users around the globe. How many lives would have been changed forever?

Our Ambassador level is an 'open to all' invitation, with no financial commitment or hidden qualifying criteria to reach. Individuals from all walks of life can sign up for free and will receive private access to a back office where they will find our promotional tool kits, as well as a unique 'referral link', in order to effortlessly share the concept and encourage others to sign up for free too.



Our Navisyo Key Partner Licensing Program

Confused about the direction of our new world? Want to figure out the best way to navigate through this post-crisis era? You may have just found the right company to partner with.

Navisyo's Key Partner licensing program is built for expansion with minimal costs and maximum returns. Our key partners will be able to secure their exclusive territories in just 30 days and immediately start earning a 3% commission per booking made within their territory.

Navisyo's exclusive territory licensing rights, ranging from $10,000 to $40,000 (for all of our early adopters), will provide new world entrepreneurs with the opportunity of becoming a part of a worldwide community-based company, powered by technology, who aims to redefine the world of travel - an industry worth billions of dollars.



Projections of Licensing Sales

Optimistic Scenario

LICENSES SOLD

REVENUES EARNED

We are assuming Licensing Fees for Year 1 to be significantly discounted while starting Year 2 the plan is to use the historical data of our first Licensees' performance to reevaluate future pricing.

We are projecting an average initial price for each of the Licenses for Year 1 to be at 40,000 USD. Starting Year 2 we are projecting an average fee for a License to be at 100,000 USD.

	1st year	2nd year	3rd year	4th year	5th year
12	20	25	30	35
$ 480,000	$ 2 MIL	$ 2.5 MIL	$ 3 MIL	$ 3.5 MIL

Disclaimer: these projections cannot be guaranteed

Conclusion

To us, it is apparent that the world is changing at a dramatic pace and that traditional business approaches will soon become obsolete. The time has come to learn from past mistakes, turn the boat around and navigate towards the unprecedented travel and financial benefits that our innovative business model has to offer.

Navisyo will ultimately strive to inspire and empower all boat owners and new world travelers to come together and help make the world of travel a safer and healthier place - all whilst changing the financial lives of a community, thus leaving behind a legacy we can all be proud of.

We cordially invite you to join us on this incredibly exciting journey in making our vision a reality.

Welcome to the NEW WORLD of Navisyo!